UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

FactSet Research Systems Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

303075105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 303075105

1.	Name of Reporting Persons: Snyder, Charles J.
2.	Check the appropriate box if a member of a group: (a) ( ) (b) ( )
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
5.	Number of shares beneficially owned by each reporting person with Sole Voting Power: 3,142,510
6.	Number of shares beneficially owned by each reporting person with Shared Voting Power: N/A
7.	Number of shares beneficially owned by each reporting person with Sole Dispositive Power: 3,142,510
8.	Number of shares beneficially owned by each reporting person with Shared Dispositive Power: N/A
9.	Aggregate Amount Beneficially Owned By Each Reporting Person: 3,142,510
10.	Check if the aggregate amount in Row (9) excludes certain shares: N/A
11.	Percent of Class Represented By Amount In Row (9): 6.5%
12.	Type Of Reporting Person: IN

ITEM 1	(A).	Name Of Issuer:

FactSet Research Systems Inc.

ITEM 1	(B).	Address Of Issuer’s Principal Executive Offices:

601 Merritt 7 Norwalk, CT 06851

ITEM 2	(A).	Name Of Person Filing:

Snyder, Charles J.

ITEM 2	(B).	Address of Principal Business Office, Or If None, Residence:

244 Highland Avenue Ridgewood, NJ 07450

ITEM 2	(C).	Citizenship:

United States of America

ITEM 2	(D).	Title of Class of Securities:

Common Stock, par value $0.01 per share

ITEM 2	(E).	CUSIP Number:

303075105

ITEM 3.		If this Statement is Filed Pursuant to Rules 13d-1(b), or 13(d)-2(b) or (c), check whether the person filing is a:

N/A

ITEM 4	(A).	Amount Beneficially Owned:

3,142,510

ITEM 4	(B).	Percent of Class:

6.5%

ITEM 4	(C).	Numbers of Shares As To Which the Person Has:

(i) Sole power to vote or to direct the vote

3,142,510

(ii) shared power to vote or to direct the vote

N/A

(iii) sole power to dispose or to direct the disposition of

3,142,510

(iv) shared power to dispose or to direct the disposition of

N/A

ITEM 5.		Ownership Of Five Percent Or Less Of A Class:

N/A

ITEM 6.		Ownership Of More Than Five Percent On Behalf Of Another Person:

N/A

ITEM 7.		Identification and Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company:

N/A

ITEM 8.		Identification and Classification Of Members Of The Group:

N/A

ITEM 9.		Notice Of Dissolution Of Group:

N/A

ITEM 10.		Certification:

N/A

Signature		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008	/s/ Charles J. Snyder
Charles J. Snyder
Vice Chairman of the Board of Directors and Director

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